Mail Stop 0309	August 9, 2004

Taffy J. Williams, Ph.D.
IMCOR Pharmaceutical Co.
President and Chief Executive Officer
6175 Lusk Boulevard
San Diego, California 92121

Re:  	IMCOR Pharmaceutical Co.
	Registration Statement on Form SB-2, filed August 3, 2004
File No. 333-117907

Dear Dr. Williams:

	We have limited our review of the above referenced registration statement to the adequacy of the signatures and to the clearance of our outstanding comments on your preliminary proxy statement. We have the following comment on the adequacy of the signatures:

Please amend your registration statement to indicate that your controller or principal accounting officer has signed the registration statement as required by the signature requirements of Form SB-2.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Once you have complied with our comment on the signatures and our comments on the preliminary proxy statement, we will act upon any request for acceleration of the effective date of the registration statement and, pursuant to delegated authority, grant acceleration of the effective date.

		As you know, revisions to Rule 421 of Regulation C became effective on October 1, 1998 and your prospectus must comply with the plain English principles set forth in that rule. We have not reviewed any portion of your registration statement and have not determined that your document complies with that rule. It is your responsibility to make sure that your document complies with the requirements of Rule 421 of Regulation C.

		Please consider applicable requirements regarding distribution of the preliminary prospectus.

		If you have any disclosure regarding forward-looking statements in your documents, we are not making a determination as to whether the disclosure, cautionary language, or the placement of disclosure satisfies the requirements of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.


	Please direct any questions to Sonia Barros at (202) 824-5304 or John Krug at (202) 942-2979.

         	               					Sincerely,



                 	          					Jeffrey
Riedler
                           					Assistant Director


cc:	Theodore W. Grippo, Esq.
Matthew Hafter, Esq.
Grippo & Elden LLC
227 West Monroe, Suite 3600
Chicago, IL 60606


Taffy J. Williams, Ph.D.
August 9, 2004
Page 3